Exhibit 10.1

Corporate Media Relations: Brian T. Gallagher +1 201 785-3206 (office) +1 201 574-3840 (cell) briang@radware.com

  FOR IMMEDIATE RELEASE

Radware Acquires Strangeloop Networks, Leader in Web-Performance Optimization
(WPO) Solutions for e-commerce and Enterprise Applications

Strangeloop’s best-in-class web application acceleration solutions coupled with Radware’s market-leading application delivery solutions offer customers accelerated end-to-end response time and improved conversion rates

Company management will host a conference call at 8:45am ET on Friday, February 8th, 2013.

MAHWAH, N.J.; February 7, 2013 -- Radware® (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that it has  completed the acquisition of Strangeloop Networks, a leader in the Web performance acceleration domain.

Today’s enterprises are characterized by strong adoption of software-as-a-service (SaaS) and cloud-based services, creating a new reality with the distance rapidly lengthening between end users and the applications they are accessing. In addition, this year has been heralded by industry analysts as the year that mobile phones will surpass PCs as the most common device for accessing web applications. Employees, partners and customers will now predominantly access enterprise web applications from anywhere at any time without being tethered to either central or branch offices.

While this represents a potential boon to productivity and efficiency, there is a downside. Network latency significantly increases, degrading end-user quality of experience (QoE), thus placing at risk the very same productivity gains. Complexity also increases as web applications have higher payloads and longer rendering times, not often designed for mobile access.  This growing latency and complexity challenge, is driving the need – especially for online businesses that heavily rely on customer-facing web applications – for web performance acceleration solutions.

Strangeloop’s technology accelerates web applications for companies such as O'Reilly Media, Petco, Wine.com and other global e-commerce sites and SaaS providers. Using an advanced set of proprietary site acceleration treatments to simplify and streamline web pages in real-time, Strangeloop is able to deliver page content in the most efficient way possible. This enhances a site visitor’s experience leading to greater conversion rates which in turn, can increase online revenues.

“By accelerating the web application response time of an enterprise, Radware can enhance their business performance as well as employee productivity,” says Ilan Kinreich, chief operating officer, Radware. “This is an invaluable capability as we’ve seen an aggressive adoption of SaaS, mobile and cloud technologies where user response time is critical for business continuity.”

Kinreich added, “Additionally, online retailers and financial services are dependent on their customer-facing web applications. Therefore, speed and performance are two of the most critical factors in order to increase customer satisfaction, conversion rates and generate revenue.”

Joshua Bixby, president of Strangeloop Networks added, “Strangeloop’s technology is providing critical web performance optimization solutions. Combining our offerings with Radware, a recognized market leader in application delivery solutions, will enable our clients to outpace their competitors on speed, reliability and overall performance.”

Strangeloop’s products will continue to be sold and will now be offered under the Radware FastView™ brand name. The offering includes multiple form factors: physical appliance, virtual appliance and cloud service. Future development plans include integration of the Strangeloop technology into Radware’s industry-awarded Alteon application delivery controller (ADC), for offer as an integral software module.

Support for Strangeloop customers will be seamless. Existing customers will receive support from Radware’s world-class, 24x7 global technical support organization starting immediately.

Company management will host a conference call for investors regarding the acquisition at 8:45am ET on Friday, February 8th, 2013.

The conference call will be webcast on February 8th, 2013 at 8:45a.m. ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx.

Please use the following dial-in numbers to participate in the Strangeloop acquisition call:

Participants in the US call: Toll Free 1 (800) 553-0326

International participants call: +1 (612) 332-0636

About Strangeloop Networks

Strangeloop is the leader in providing next-generation front-end optimization (FEO) solutions. Companies like Petco, Visa, and Wine.com rely on Strangeloop to speed up their websites and enterprise applications. As the earliest entrant in the FEO space, Strangeloop was the first company to market an automated solution – the Strangeloop Site Optimizer – with the ability to tackle front-end performance problems as a service via the cloud. The Strangeloop Mobile Optimizer is the only advanced optimization solution that addresses the unique challenges of delivering faster sites to mobile users. Strangeloop is based in Vancouver, BC. For more information, visit www.strangeloopnetworks.com

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.
Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube, Radware Connect app for iPhone® and our new security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2013 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Strangeloop’s business may not perform as expected, and other risks some of which are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.